

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

Kevin T. Longe
Chief Executive Officer
DMC Global Inc.
11800 Ridge Parkway, Suite 300
Broomfield, CO 80021

> **Re: DMC Global Inc.**
> **Registration Statement on Form S-3**
> **Filed May 12, 2020**
> **File No. 333-238211**

Dear Mr. Longe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing